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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THESECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

NETBANK, INC.
(Name of Subject Company (Issuer)

NETBANK, INC

(Names of Filing Persons (Offeror))

Options Under NetBank, Inc. 1996 Stock Incentive Plan to Purchase Common Stock,
Par Value $.01 Per Share
(Title of Class Securities)

copies to:

Robert E. Bowers	Katherine M. Koops, Esq.
Chief Financial Officer	Powell, Goldstein, Frazer & Murphy LLP
NetBank, Inc.	Sixteenth Floor,
11475 Great Oaks Way	191 Peachtree St. N.E.
Suite 100	Atlanta, Georgia 30303
Alpharetta, Georgia 30022	(404) 572-6600
(770) 343-6006

(Name, address, and telephone numbers of person authorized to receive notices a and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of filing fee

$3,521,138	$324**

*
Calculated solely for purposes of determining the filing fee. This amount assumes the cancellation of all options for which the offer is being made and was calculated by multiplying the transaction valuation by .000092.

**
Previously paid.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable
Form or Registration No.:	Not Applicable
Filing Party:	Not Applicable
Date Filed:	Not Applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1

☐
going-private transaction subject to Rule 13e-3

☒
issuer tender offer subject to Rule 13e-4

☐
amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet.

        The information set forth under "Summary Term Sheet" in the Offer to Exchange Options for Cash, dated March 6, 2002, as amended March 22, 2002 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

  (a)
  The name of the issuer is NetBank, Inc. a Georgia corporation (the "Company"), and the address of its principal executive offices is 11475 Great Oaks Way, Suite 100, Alpharetta, Georgia 30022, telephone (770) 343-6006. The information set forth in the Offer to Exchange under "Information Concerning NetBank" is incorporated herein by reference.

  (b)
  This Amendment No. 1 to the Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options outstanding under the NetBank, Inc. 1996 Stock Incentive Plan, as amended and restated (the "Plan") to purchase shares of the Company's common stock, par value $.01 per share (the "Common Stock"), that have an exercise price of $14.00 or more (the "Options") for cash upon the terms and subject to the conditions described in the Offer to Exchange, the memorandum describing the offer (the "Memorandum") and the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Memorandum and the Offer to Exchange, as they may be amended from time to time, the "Offer"), attached hereto as Exhibits (a)(1) through (a)(3). The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Issuance of Cash") and Section 8 ("Source and Amount of Consideration") is incorporated herein by reference. In addition, Exhibit (5) hereto sets forth the prices to be paid for all options in the offer based on their exercise prices.

  (c)
  The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

  (a)
  The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4. Terms of the Transaction.

  (a)
  The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures for Tendering Options"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Issuance of Cash"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

  (b)
  The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

  (a)
  The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

  (a)
  The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

  (b)
  The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of Cash") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

  (c)
  The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

  (a)
  The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

  (b)
  The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

  (d)
  Not applicable.

Item 8. Interest in Securities of the Subject Company.

  (a)
  Not applicable.

  (b)
  The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

  (a)
  Not applicable.

Item 10. Financial Statements.

  (a)
  The information set forth in the Offer to Exchange under Section 9 ("Information Concerning NetBank") and in the consolidated financial statements and notes thereto filed with the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2001 is incorporated herein by reference.

Item 11. Additional Information.

  (a)
  The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

  (b)
  Not applicable.

Item 12. Exhibits.

  (a)
  (1) Offer to Exchange Options for Cash, dated March 6, 2002, as amended March 22, 2002.

  (2)
  Form of Letter of Transmittal.*

  (3)
  Form of Memorandum to Eligible Option Holders.*

  (4)
  Form of Letter to Tendering Option Holders.*

    (5)
    List of Prices to be Paid for Options in the Offer*

    *
    Previously filed.

    (6)
    NetBank, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2001, which is incorporated herein by reference.

  (b)
  Not applicable.

  (d)
  NetBank, Inc. 1996 Stock Incentive Plan, as amended. Filed as Exhibit 10.3 to NetBank's Registration Statement on Form S-1 (Regis. No. 333-23717), its Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 0-22361) and its Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 0-22361) and as Exhibit 10.5 to its Registration Statement on Form S-4 (Regis. No. 333-75298) and incorporated herein by reference.

  (g)
  Not applicable.

  (h)
  Not applicable.

Item 13. Information Required by Schedule 13E-3.

  (a)
  Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

NETBANK, INC.
/s/ LAURA P. MOON Laura P. Moon Chief Accounting Officer

Date: March 22, 2002

Index to Exhibits

Exhibit Number	Description
(a)(1)	Offer to Exchange Options for Cash, dated March 6, 2002, as amended March 22, 2002.
(a)(2)	Form of Letter of Transmittal.*
(a)(3)	Form of Memorandum to Eligible Option Holders.*
(a)(4)	Form of Letter to Tendering Option Holders.*
(a)(5)	List of Prices to be Paid for Options in the Offer.*
(a)(6)	NetBank, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2001, which is incorporated herein by reference.
(d)	NetBank, Inc. 1996 Stock Incentive Plan, as amended. Filed as Exhibit 10.3 to NetBank's Registration Statement on Form S-1 (Regis. No. 333-23717), its Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 0-22361) and its Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 0-22361) and as Exhibit 10.5 to its Registration Statement on Form S-4 (Regis No. 333-75298) and incorporated herein by reference.

*
Previously filed.

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SIGNATURE
Index to Exhibits